Exhibit 21.1

Vimeo, Inc. and Subsidiaries

Name	Place of Incorporation
Vimeo, Inc.	Delaware
Vimeo.com, Inc.	Delaware
Vimeo Ukraine Technologies LLC	Ukraine
Vimeo Israel Ltd	Israel
Vimeo Technologies Private Limited	India
Vimeo Singapore Pte Ltd	Singapore
Livestream LLC	New York
Vimeo UK Limited	England & Wales
Vimeo Australia Pty Ltd	Australia
VideoJi, Inc.	Delaware
Wibbitz Ltd.	Israel
Wibbitz, Inc.	Delaware
Wibbitz SAS	France
WIREWAX Ltd.	England & Wales
WIREWAX U.S., Inc.	Delaware